Exhibit 2.1

December 20, 2012

Applied Micro Circuits Corporation

and Veloce Technologies, LLC

215 Moffett Park Drive

Sunnyvale, CA 94089

Re:	Carveout Plan and Company Restricted Shares

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated May 17, 2009 (the “Original Agreement”), by and among Applied Micro Circuits Corporation (“Parent”), Espresso Acquisition Corporation (“Merger Sub”), Veloce Technologies, Inc. ( “VTI”), and Jeffrey Harrell, as Stockholders’ Representative (the “Stockholders’ Representative”), as amended by Amendment No. 2 thereto, dated April 5, 2012 (the “Amendment” and, together with the Original Agreement, the “Merger Agreement”), which, among other things, added Veloce Technologies, LLC (“VTL”) as a party thereto. Pursuant to the closing of the Mergers (as defined in the Merger Agreement) which occurred on June 20, 2012, VTL is the successor to Merger Sub and VTI. All capitalized terms used but not defined in this letter agreement have the meanings ascribed to them in the Merger Agreement.

We, the Stockholders’ Representative and undersigned former stockholders of VTI constituting holders of greater than fifty percent (50%) of the shares of capital stock of VTI outstanding as of immediately prior to the Effective Time of the Merger, hereby confirm the following agreements:

(1) From and after the Effective Time of the Merger, for purposes of Section 4.19 of the Merger Agreement and in satisfaction of the obligations of the parties thereunder, Units (as defined in the Carveout Plan) may be granted to any employees of Parent and/or its Affiliates who, before and/or after the Effective Time of the Merger, contributed valuable services towards VTI’s and VLC’s (as the case may be) ARM 64-bit server on chip project and whose continuing contributions are considered by Parent and the Veloce Steering Committee to be important to enable the achievement of any of the conditions to payment set forth in Section 1.8(a) of the Merger Agreement, in each case whether or not such employee(s) are or were employees and/or former employees of VTI or replacement hires for such employees and/or former employees who terminated their employment with VTI or Parent following the Effective Time of the Merger; and each such grant of a Unit (as defined in the Carveout Plan) shall be deemed to constitute a grant of such Unit for all purposes under Section 4.19 (including for purposes of satisfying Parent’s obligations to grant Units thereunder) and shall be subject to the review and approval of the Compensation Committee of the Board of Directors of Parent. No shares of Parent Common Stock will be issued as payment for Units granted in accordance with this letter agreement unless such issuance is in compliance with all Nasdaq Listing Rules (including, without limitation, Rule 5635 and related interpretative memoranda and guidance) and applicable federal and state securities laws.

December 20, 2012

Applied Micro Circuits Corporation

Veloce Technologies, LLC

(2) From and after the Effective Time of the Merger, if Parent elects to pay all or any portion of any amounts owed under Section 1.8(a)(i)(1), (2), (3), (4), (5) or (6) of the Merger Agreement, taken together with Section 1.9(a) of the Merger Agreement, to any former holder of Company Restricted Shares (with respect to such Company Restricted Shares that were outstanding at the Effective Time of the Merger) in the form of Parent Common Stock, then the number of shares of Parent Common Stock so owed shall be determined using the same Applicable Parent Share Price that is applicable to any payments of consideration in the form of Parent Common Stock to holders of Company Common Stock outstanding at the Effective Time of the Merger (other than Company Restricted Shares and Dissenting Shares) under such Section 1.8(a)(i)(1), (2), (3), (4), (5) or (6), as the case may be; provided, for the avoidance of doubt, that the Applicable Parent Share Price with respect to payments in the form of Parent Common Stock of all or any portion of amounts owed under Section 1.8(a)(i)(1) of the Merger Agreement is $5.546 per share of Parent Common Stock.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one agreement. This letter agreement may not be assigned by any party hereunder without the prior written consent of the other parties hereto.

This letter agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

[Remainder of Page Intentionally Left Blank]

Please confirm that the above correctly reflects your understanding and agreement with respect to the foregoing matters by signing the enclosed copy of this letter agreement and returning such copy to one of the undersigned.

Yours truly,

By:	/s/ JEFFREY HARRELL
Name:	Jeffrey Harrell
Title:	Stockholders’ Representative

By:	/s/ BALAJI BAKTHAVATCHALAM
Name:	Balaji Bakthavatchalam

By:	/s/ GREG FAVOR
Name:	Greg Favor

By:	/s/ JEFFREY HARRELL
Name:	Jeffrey Harrell

Acknowledged and Agreed:

Applied Micro Circuits Corporation

By:	/s/ ROBERT G. GARGUS
Name:	Robert G. Gargus
Title:	Chief Financial Officer

Veloce Technologies, LLC

By:	/s/ L. WILLIAM CARACCIO
Name:	L. William Caraccio
Title:	Vice President, Applied Micro Circuits Corporation, Manager